SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the11th September, 2003

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation

(Registrant)

Date September 16, 2003

s.   Hermann Derbuch

Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

Press Release

Twin Mining Options Six Gold Properties On The Abitibi Gold Belt

Toronto, Ontario, (September 11, 2003) – Twin Mining Corporation (TWG-TSX) is pleased to announce that it has, in line with its overall business strategy, optioned six gold properties on the Abitibi gold belt.

This strategy is to acquire gold properties with a high potential for near and medium term gold production during forthcoming periods of high gold prices. Moreover, it builds on Twin Mining’s commercially attractive, 100% owned, Atlanta Gold Project which is in the bankable feasibility stage with present plans calling for 82,000 ounces per year of gold production commencing in 2005.

The six properties are located along a 65 km stretch of the Abitibi gold belt in Quebec, which also includes multimillion ounce producing gold mines such as Doyon (Cambior), La Ronde (Agnico-Eagle), Bousquet #1 and Bousquet #2 (Barrick).

Breakwater Resources Ltd. has granted Twin Mining an option to acquire an up to 80% interest in the 6 properties, totaling 2,721 hectares. They are known as Normar, Malartic “H”, Malartic “H” Annex, Mouskor, Joannes North and Joannes West (see website www.twinmining.com. ). Under terms of the option agreement, Twin Mining will be required to spend $150,000 before September 2004 and make a payment of $25,000 on that date to renew the option. An expenditure of $3.5 million and payments totaling $125,000 will be required to maintain the option through September 2008 and earn the initial 60% interest. Twin Mining can then purchase a further 10% interest for $500,000 and an additional 10% by completing a feasibility study. There is a provision to buy Breakwater out of the project for $1,500,000 if it decides not to participate in development of the properties.

It is planned to complete more than 6,000 metres of diamond drilling by year-end to establish the resource potential of three gold deposits as well as to determine the significance of several favorable untested structures delineated by geochemistry and geophysics. Two of the gold deposits, Decoeur and Paquin, are on the Normar property while the third is on the Malartic “H” property. The two Normar deposits show evidence of increasing grade and widths at depth and were reported in a Breakwater compilation (1990) on the basis of shallow drilling to have a combined “drill-indicated mineral inventory” of 60,000 tonnes at 6.6 g of gold per tonne.

The first two Twin Mining holes at the Paquin deposit will undercut by 100 m previous intersections of 11.97 and 10.23 g/t over 1.5 m where four mineralized zones have a cumulative width of approximately 50 m. The first hole of the simultaneous program at the Malartic “H” will evaluate the down dip extensions of another four zones for which shallow drilling yielded 8.7, 7.9, 19.5 and 7.7 g/t over respective widths of 5.1, 2.3, 1.0 and 1.2m.

Mr. Dallas Davis, P.Eng., Consultant – Diamonds and Gold, is Twin Mining’s Qualified Person for its “gold exploration program as defined by National Instrument 43-101”

The Abitibi belt is the source of approximately 5,000 (150 million ounces) of the 8,000 tonnes of gold which have been extracted from the Superior Province of the Canadian Shield. Quebec’s portion of the Abitibi belt continues to yield many new discoveries and annual production exceeds one million ounces. Quebec is the top-ranked North American jurisdiction for mining investment according to the Fraser Institute, both with respect to policy and mineral potential.

Twin Mining is very excited about the results from its Jackson Inlet DIAMOND project and by increasing its gold base, the Company offers its shareholders participation in the rapidly growing value of its GOLD division.

The Company relies on Safe Harbor Protection (see website).

For further information contact: Hermann Derbuch, P.Eng.,

    Chairman, President & CEO

                                                    Tel.: (416) 777-0013   Fax: (416) 777-0014